July 14, 2008

By Electronic Submission

Mr. Mark Kronforst

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Red Hat, Inc.
Form 10-K for Fiscal Year Ended February 29, 2008
Filed April 29, 2008
SEC File No. 001-33162

Dear Mr. Kronforst:

Set forth below, please find our responses to the comments regarding the above referenced filing provided by you in your letter to us dated June 27, 2008.

All responses set forth below are keyed to the headings and numbers used in your letter.

Form 10-K for the Fiscal Year Ended February 29, 2008

Risk Factors

We rely on software licensed from other parties … page 20

1.	You indicate in the risk factor that you rely on software licensed from third parties, the loss of which would disrupt your business. However, we were unable to locate a discussion of these licenses in the business section. To the extent your business is materially dependent on these licenses, the agreements and their material terms should be discussed. Further, please tell us what consideration you gave to filing these agreements as exhibits to your Form 10-K pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:

The Company believes that none of the Company’s products or services are materially dependent on software licensed from a third party. Accordingly, we believe that the filing of any such licenses is not required under Item 601, and in future filings we propose to amend the risk factor as follows:

“We rely on software licensed from other parties, the loss of which could increase our costs and delay software shipments.

Mr. Mark Kronforst

July 14, 2008

We utilize various types of software licensed from unaffiliated third parties. Aspects of our business could be disrupted if any of the software we license from others or functional equivalents of this software were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required to either redesign our products to function with software available from other parties, develop these components ourselves or eliminate the functionality, which would result in increased costs, delays in our product shipments and the release of new product offerings and limit the features available in our current or future products.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 40

2.	We note that you indicate that the success of your business model depends on your ability to generate subscription revenue for Red Hat enterprise technologies and your ability to increase annual average subscription revenue per customer. Please tell us why you have not quantified subscription revenues associated with your principal enterprise technology, RHEL, and the annual average subscription revenue per customer.

Response:

The Company’s statement in the MD&A is intended to convey that our strategy is to leverage our installed RHEL customer base by selling additional enterprise technologies and services. Our RHEL enterprise technology represents the vast majority of the Company’s subscription revenue. For the periods reported in our Form 10-K for Fiscal Year Ended February 29, 2008, our other enterprise technologies subscription revenues are not material individually or in the aggregate. As a result, management believes our total subscription revenue and our RHEL subscription revenue are substantially the same. Management tracks aggregate subscription revenues associated with the Company’s enterprise technologies but does not separately track RHEL subscription revenue by customer. Accordingly, in future filings we propose to remove references to annual average subscription revenue per customer and propose to use similar language to the following:

“The success of our business model is influenced by the acceptance and widespread deployment of our open source technologies, our ability to provide additional value to our customers in the form of additional technology infrastructure, new product innovation and by providing customers with additional services.”

Results of Operations, page 45

3.	Your results of operations discussion should address the extent to which the changes in revenues from one period to the next were attributable to changes in volumes sold, to

Mr. Mark Kronforst

July 14, 2008

changes in prices charged or to new product innovations. We note disclosure in risk factors and elsewhere in the document regarding the impact competitive pressures could have on pricing and demand and thereby on profit margins and market share. However, the text provides little information to investors about the pricing environment for your software solutions over the three most recent years and how any changes in the prices you charge affected your revenues over the three-year period. See Item 303(a)(3)(iii) of Regulation S-K.

Response:

The Company believes the increases in revenue from one period to the next were principally attributable to innovation and increases in volumes sold. Our list prices have not materially changed during the three most recent fiscal years, and discounting has been consistent with past practices. As a result we do not believe our profit margins and market share have been materially impacted to date by competitive pressures. In future disclosures, we will as applicable clarify that increases in revenue were principally due to innovation and increases in volumes sold.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 66

4.	Tell us how you considered disclosing sales and maturities of marketable securities separately within the investing activities section of your statements of cash flows. Refer to paragraph 18 of SFAS 115.

Response:

The Company’s investments in debt securities have all been classified as available-for-sale for the three year period ended February 29, 2008. Consistent with paragraph 18 of SFAS 115, the Company has disclosed the gross purchases of investments in debt securities available-for-sale and the proceeds from sales and maturities of investments in debt securities available-for-sale separately within the investing section of the Company’s Consolidate Statements of Cash Flows. The Company describes the classification of its investments in debt securities in more detail in NOTE 2 to the Consolidated Financial Statements on the Company’s Form 10-K for the fiscal year ended February 29, 2008, page 69.

Controls and Procedures, page 100

5.

You state that your CEO and CFO concluded that your disclosure controls and procedures were “effective in that they provide reasonable assurance that information required to be disclosed by [you] in the reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.” These effectiveness conclusions are stated in terms that are more limited in scope than the definition of “disclosure controls and

Mr. Mark Kronforst

July 14, 2008

procedures.” See Exchange Act Rule 13a-15(e). The rule requires, among other matters, that the disclosure controls and procedures be designed “to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act … is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms” and to ensure that “information required to be disclosed by an issuer … is accumulated and communicated to the issuer’s management … as appropriate to allow timely decisions regarding required disclosure.” In your response letter, please tell us whether the effectiveness conclusions of the CEO and CFO were made with respect to the company’s controls and procedures as defined in Rule 13a-15(e) and confirm that you will conform your disclosure in future filings.

Response:

The referenced effectiveness conclusions of our chief executive officer and chief financial officer were made with respect to the Company’s disclosure controls and procedures as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, and we will clarify our disclosure in future filings. In future filings, assuming an effectiveness conclusion is reached, we anticipate using the following disclosure in lieu of the disclosure provided in our Form 10-K for the year ended February 29, 2008 under the heading “Evaluation of Disclosure Controls and Procedures”.

“Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective.”

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Mark Kronforst

July 14, 2008

If you require additional information concerning this letter, we would be glad to have a telephone conference call at your convenience. Please contact me at (919) 754-4441 to arrange such a call.

Sincerely,

Charles E. Peters, Jr.
EVP & Chief Financial Officer
Red Hat, Inc.